UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AWAYSIS CAPITAL, INC.

Full Name of Registrant

Former Name if Applicable

3400 Lakeside Dr, Suite 100

Address of Principal Executive Office (Street and Number)

Miramar, Florida 33027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2024. The Registrant expects to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Trumbach	(855)	795-3311
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that there will be significant changes in revenues, operating expenses, and loss from the fiscal year ended June 30, 2024 when compared to the fiscal year ended June 30, 2023, as follows:

The Registrant recognized revenue of $50,674 and $107,760 during the fiscal years ended June 30, 2024 and 2023, respectively. Revenue generated during fiscal year 2024 consisted of monthly rental income and commissions from short term property rentals. Revenue generated during fiscal year 2023 also consisted of monthly rental income and commissions from a property rentals. The decrease in revenue from fiscal year 2023 to fiscal year 2024 was a result of construction in areas of the Casamora property which decreased the rental ability of existing units.

During the fiscal years ended June 30, 2024 and 2023, the Registrant incurred sales and marketing expenses of $36,675 and $91,319, respectively, consisting of marketing and support of our products and services, promotional and public relations expenses and management and administration expenses in support of rental offerings and marketing. The decrease in sales and marketing expenses from fiscal year 2023 to fiscal year 2024 was because in fiscal year 2023 the Registrant incurred more expenses on the initial push of marketing and sales than in fiscal year 2024 where such expenses stabilized.

During the fiscal years ended June 30, 2024 and 2023, the Registrant incurred general and administrative expenses of $7,011,443 and $4,312,499, respectively, consisting of audit and accounting fees, travel and entertainment, payroll and employee benefits, legal fees, filing fees and transfer agent fees, all relating to both sustaining the corporate existence of the Company and public company-related expenses and its continued transitioning from being a shell company to an operating company. The increase in general and administrative expenses from fiscal year 2023 to 2024 was a result of continued growth of the Company’s operations and related increases in such expenses.

During the fiscal years ended June 30, 2024 and 2023, the Registrant recognized operating losses of $(6,997,444) and $(4,296,058), respectively. These losses were primarily attributable to increased operating expenses related to salaries due to the Company scaling its hospitality operations under the Awaysis brand, having to re-audit its two prior years’ financial statements, and preparing for a registered offering of securities. The increase in operating loss from fiscal year 2023 to fiscal year 2024 was a result of increased general and administrative expense and a decrease in recognized revenue which occurred when Casamora moved its Villas from its rental portfolio to renovate them.

During the fiscal years ended June 30, 2024 and 2023, the Registrant incurred other income and expense of $69,518 and $(612), respectively, consisting of interest earned, offset by interest expense and loss on asset from the write off of software which was never put into service.

During the fiscal years ended June 30, 2024 and 2023, the Registrant recognized net losses of $(7,066,962) and $(4,295,446), respectively. These losses were primarily attributable to accounting, marketing, legal, filing fees and transfer agent fees to sustaining the corporate existence of the Company and public company related expenses, and the continued transitioning from being a shell company to an operating company. The increase in net loss from fiscal year 2023 to fiscal year 2024 was a result of increased expenses as described above.

AWAYSIS CAPITAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 1, 2024	By:	/s/ Andrew Trumbach
Andrew Trumbach Co-CEO and CFO